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BLUE COAT SYSTEMS, INC.

ELECTION FORM

RE: TENDER OF ELIGIBLE OPTIONS PURSUANT TO THE OFFER TO AMEND

DATED MAY 1, 2007

THE OFFER EXPIRES AT 11:59 P.M., PACIFIC TIME, ON MAY 29, 2007

UNLESS THE OFFER IS EXTENDED

Name: Mario Perotti

Employee ID: 9999

Important: Read the instructions to this Election Form before completing this page.

Indicate your decision to tender your Eligible Options identified below for amendment by checking the "Yes" box under the column entitled "Amend Entire Eligible Portion." If you do not want to tender one or more of your Eligible Options for amendment, check the "No" box for those particular options. If you do not mark the "Yes" box with respect to an Eligible Option, your election with respect to that option will default to "No." In that event such Eligible Option will not be amended, and you will not become entitled to the special cash bonus payable with respect to that Eligible Option. In addition, you will be solely responsible for bringing such Eligible Option into compliance with Internal Revenue Code Section 409A in order to avoid potentially adverse tax consequences with respect to that option. You may not tender only a portion of an Eligible Option.

Grant Date	Option Number	Option Plan	Exercise Price Per Share	Total Number of Shares Subject to Outstanding Option	Number of Shares Subject to Portion Qualifying as Eligible Option	Actual Grant Date	Fair Market Value of Blue Coat Common Stock on Actual Grant Date	Amend Entire Eligible Portion?
7/30/2003	2452	1999/NQ	$5.44	600	388	8/6/2003	$5.46	◉ Yes ○ No
5/23/2005	3125	1999/NQ	$18.08	200	200	5/26/2005	$18.65	◉ Yes ○ No

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